Exhibit 12.1

DELPHI AUTOMOTIVE PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor			Predecessor
	Year ended December 31,		Period from August 19 to December 31, 2009	Period from January 1 to October 6, 2009	Year ended December 31,
	2011	2010			2008	2007
	(dollars in millions)			(dollars in millions)
Income (loss) before income taxes, minority interest, and equity income	$1,506	$944	$(35)	$9,116	$3,297	$(2,437)
Cash dividends received from non-consolidated affiliates and income	(36)	(7)	(1)	2	2	29
Portion of rentals deemed to be interest	31	32	11	25	44	38
Interest and related charges on debt	139	38	8	1	489	772

Earnings available for fixed charges	$1,640	$1,007	$(17)	$9,144	$3,832	$(1,598)

Fixed Charges:
Portion of rentals deemed to be interest	$31	$32	$11	$25	$44	$38
Interest and related charges on debt	139	38	8	1	489	772

Total fixed charges	$170	$70	$19	$26	$533	$810

Ratio of earnings to fixed charges	9.6	14.4	N/A	351.7	7.2	N/A
Fixed charges exceeding earnings	N/A	N/A	36	N/A	N/A	2,408